01 October 2012

National Grid plc
Initial Proposals: consultation response

Today, National Grid has published its detailed responses to Ofgem’s initial proposals for the UK electricity and gas transmission (RIIO–T1) and UK gas distribution (RIIO-GD1) network price controls.

The initial proposals are the first time that National Grid has had an opportunity to test Ofgem’s evidence and analysis and as a result the responses are extensive and thorough. As previously stated, National Grid believes that the initial proposals as they stand give rise to a number of important issues which need to be resolved over the coming months to ensure a fair balance of risk and reward for investors and customers. National Grid is committed to working with Ofgem to deliver an affordable deal for consumers which will allow these networks to finance around £25bn of essential UK infrastructure investment.

Full details of the company’s response is available from www.talkingnetworksngd.com and www.talkingnetworkstx.com/our-business-plans.aspx

CONTACTS

National Grid:

Investors
John Dawson	+44 20 7004 3170	+44 7810 831944 (m)

Andy Mead	+44 20 7004 3166	+44 7752 890787 (m)

George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)

Victoria Davies	+44 20 7004 3171	+44 7771 973 447 (m)

Tom Hull	+44 20 7004 3172	+44 7890 534833 (m)

Media

Isobel Rowley Gemma Stokes Chris Mostyn	+44 1926 655 275 +44 1926 655 272 +44 20 7004 3149	+44 7917 211116 (m) +44 7974 198333 (m) +44 7774 827710 (m)

Brunswick

Tom Burns Kate Holgate	+44 20 7404 5959 +44 20 7404 5959

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators (including the new RIIO approach in the UK); breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the result of climate change or due to unauthorised access to or deliberate breaches of our IT systems or otherwise; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes, restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions, such as paying dividends, lending or levying charges; inflation; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; and incorrect or unforeseen assumptions or conclusions (including financial and tax impacts and other unanticipated effects) relating to business development activity, including assumptions in connection with joint ventures. The effects of these factors are difficult to predict. For further details regarding these and other assumptions, risks and uncertainties please read the Business Review section including the ‘Risk factors’ on pages 41 to 43 of National Grid’s latest Annual Report and Accounts. In addition new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.